EXHIBIT 14

NCR Code of Ethics For CEO and Finance Associates

In my role as a finance associate, senior financial manager or Chief Executive Officer of NCR Corporation (the “Company”), I recognize that I hold an important and elevated role in corporate governance. I am uniquely capable and empowered to ensure that shareholders’ interests are appropriately balanced, protected and preserved. Accordingly, I certify that I adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.

To the best of my knowledge and ability:

1.	I act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2.	I provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.

3.	I comply with applicable rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

4.	I act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

5.	I respect the confidentiality of information acquired in the course of my work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of my work is not used for personal advantage.

6.	I share knowledge and maintain skills important and relevant to my constituents’ needs.

7.	I proactively promote ethical behavior as a responsible partner among peers in my work environment and community.

8.	I achieve responsible use of and control over all assets and resources employed or entrusted to me.

9.	I will report known or suspected violations of this Code in accordance with the Company’s policies and procedures, including NCR’s Code of Conduct and CFAP #109, Irregularities.

10.	I am accountable for adhering to this Code.

(Signature)